SAMSON OIL & GAS ADVISES ON THE GENE #1-22H WELL

Denver 1700 hours February 7th, 2010, Perth 0800 hours February 8th, 2010

Gene #1-22H (30.6% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Gene #1-22H as at 0600 hours CST Sunday, February 7th  was drilling ahead at 11,784 feet (measured depth) within the primary target the Bakken Formation, having drilled the first 237 feet of the 5,500 foot lateral.

Previously the well was drilled to a depth of 11,547 feet (measured depth) where 7 inch casing was run and cemented at 11,528 feet (measured depth).

The forward plan is to drill the well horizontally to a measured depth of 17,060 feet,(true vertical depth of 11,239 feet) where a casing liner, equipped with external casing packers will be run such that the middle Bakken Formation can be fracture stimulated sequentially along the full extent of the 5,500 foot horizontal section.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,169 million ordinary shares issued and outstanding, which would be the equivalent of 58.5 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.27 per ADS on February 5th 2010 the company has a current market capitalization of approximately US$ 15.8 million.  Correspondingly, based on the ASX closing price of A$0.016 on February 5th, 2010, the company has a current market capitalization of A$18.7 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.